Mark Selinger

Tel 212.801.9221

Fax 212.801.6400

Mark.Selinger@gtlaw.com

May 1, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Brunhofer Sharon Blume Eric Envall Sonia Bednarowski

Re:	INX Ltd. Form 6-K Filed November 15, 2022 File No. 000-56429

Dear Mr. Brunhofer:

On behalf of INX Ltd. (the “Company” or “INX”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission,” or the “SEC”) dated April 13, 2023, relating to the above referenced Form 6-K (File No. 000-56429) filed by the Company on November 15, 2022. Concurrently with the submission of this letter, the Company is filing its Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report on Form 20-F”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Please note that as verbally agreed between Company counsel and the SEC, the Company’s responses to questions 9 and 10 will be provided to the Staff in a supplemental response letter.

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www.gtlaw.com

U.S. Securities and Exchange Commission

May 1, 2023

Current Report on Form 6-K filed November 15, 2022

General

1.	We note your response to comment 1. Please augment your disclosure in this area by providing to us and include in future filings a table of all of the crypto assets and security tokens you offer services in on INX.One, or elsewhere in your corporate structure. Also note in this disclosure, the services you offer for each crypto asset or security token, as well as each jurisdiction where such services are offered.

Response:

The Company respectfully advises the Staff that it intends to include the following table of all the crypto assets and security tokens that the Company offers on INX Trading Solutions, also known as INX.One, in its Annual Report on Form 20-F, under “Item 4. History and Development of the Company”:

INX Digital	INX Securities
BTC	INX
ETH	MSTO
ZEC	BCAP
LTC	Spice
USDC	PRTS
AVAXC	SCI2
LINK	TXC
MATIC	TRZX
FTM	ATX
UNI	TRUCPAL
CRV	XMNA
AAVE

On the INX Digital platform, the digital assets are offered in the following 43 U.S. jurisdictions, plus Washington D.C. and Puerto Rico, as well as in foreign jurisdictions that we believe we have the right to operate in: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Utah, Vermont, Washington, West Virginia, Wisconsin, and Wyoming.  For these assets, the Company offers listing and trading services.

On the INX Securities platform, the security tokens are listed for trading in all 50 U.S. states, as well as in foreign jurisdictions that we believe we have the right to operate in. For these security tokens, in addition to listing and trading services, the Company also offers placement agent services.

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com

U.S. Securities and Exchange Commission

May 1, 2023

2.	Refer to your response to comment 3. Please revise the risk factor in your response letter to remove the statements that the legal test for determining whether any given crypto assets may “evolve over time” and that the SEC’s views in this area have “evolved over time” and continue to evolve. Please remove these statements as the legal tests are well established by U.S. Supreme Court case law and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response:

The Company respectfully advises the Staff that it intends to include the following revised risk factor in its Annual Report on Form 20-F:

If the Company fails to properly characterize a digital asset listed for trading under applicable securities laws, it may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect the business, operating results, and its financial condition.

The SEC and its staff have taken the position that many digital assets fall within the definition of a “security” under the U.S. federal securities laws. The SEC has stated that the characterization of a digital asset as a security or non-security should be made by application of the Howey test, which provides a multi-factor analysis for determining whether a digital asset is a security, as well as other case law and reports, orders and statements issued by the SEC which provide guidance on when a digital asset should be treated as a security for purposes of US federal securities laws.

Several foreign jurisdictions have taken a broad-based approach to classifying crypto assets as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain crypto assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of crypto assets as “securities.”

The classification of a crypto asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a crypto asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration.

The Company has developed specific criteria and follows its policies and procedures to analyze  whether a digital asset could be deemed a “security” under applicable laws prior to listing such asset on the INXD trading platform. The Company’s policies and procedures do not constitute a legal standard, but rather represent the Company-developed model, which it uses to make a risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws. Regardless of the conclusions, the Company could be subject to legal or regulatory action in the event the SEC, a state or foreign regulatory authority, or a court were to determine that a supported crypto asset currently traded on our INXD platform is a “security” under applicable laws.

Greenberg Traurig, LLP | Attorneys at Law

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U.S. Securities and Exchange Commission

May 1, 2023

The policy reviews a variety of factors for each listing, including applying such review as it relates to the Howey test. The policy considers, among other things, the use, purpose, and specific features of each crypto asset being considered. Once all of these assessments are completed and internally approved by the relevant members of Company management, the assessment is reviewed and approved by the INXD Board of Directors.

The Company will only approve a listing that it reasonably determines is not used to circumvent laws and regulations or that may facilitate the obfuscation or concealment of a customer’s or counterparty’s identity. Additionally, the Company will only approve cryptocurrencies that it reasonably determines, using the above-described procedures, are not crypto assets that fall under the jurisdiction of securities regulations in the U.S. and may seek the guidance of outside legal counsel in this determination. The Company will only permit the trading of a crypto asset consistent with relevant consumer protection standards and that do not jeopardize INXD’s safety and soundness as a going concern.

The Company believes that its process reflects a comprehensive and thoughtful analysis and is reasonably designed to facilitate consistent application of available legal guidance. However, it recognizes that the application of securities laws to the specific facts and circumstances of crypto assets may be complex, and that a listing determination does not guarantee any conclusion under the U.S. federal securities laws.

There can be no assurances that we will properly characterize any given crypto asset as a security or non-security for purposes of determining whether our platform will support trading of the crypto asset, or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would agree with our assessment. If an applicable regulatory authority or a court, having final determinative authority on the subject, were to determine that a supported crypto asset currently offered, sold, or traded on our INXD platform is a security, we could be subject to judicial or administrative sanctions for failing to offer or sell the crypto asset in compliance with the registration or exemption requirements. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that traded such supported crypto assets on our platform and suffered trading losses could also seek to rescind a transaction that we facilitated on the basis that it was conducted in violation of applicable law, which could subject us to significant liability. We may also be required to cease facilitating transactions in the supported crypto asset other than via our licensed subsidiaries, which could negatively impact our business, operating results, and financial condition. Furthermore, if we remove any crypto assets from trading on our platform for any reason, our decision may be unpopular with users and may reduce our ability to attract and retain customers, especially if such assets remain traded on unregulated exchanges, which includes many of our competitors.

Further, if Bitcoin, Ethereum, or any other supported crypto asset is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported crypto asset. For instance, all transactions in such supported crypto assets would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported crypto assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the crypto asset. Also, it may make it difficult for such supported crypto assets to be traded, cleared, and held in custody as compared to other crypto assets that are not considered to be securities.

Adding crypto assets to, or removing from our platform

The Company has a policy and process in place for adding new crypto asset securities and cryptocurrencies for listing or trading on its platform. The Company’s legal and compliance teams, in cooperation with the Chief Compliance Officer, evaluate the legal, compliance, technology, cybersecurity, and operational risks with respect to listing a cryptocurrency. The evaluation is done in the form of a due diligence checklist, upon which the above parties have to signify approval, and once this is done, the checklist is then sent to the Board of Directors of INXD, for a final review and approval.

More specifically, the relevant risk areas that INXD takes into consideration regarding each cryptocurrency include the overview and history, roadmap, business purpose, usage, distribution and concentration, regulation, compliance obligations, Howey Test triggers, risk assessment, token type, white paper, blockchain type, engineering, security and code, prototype, consensus process, network, operating costs, supply, rewards and penalties, development team, and operations.

Adding the Millennium Sapphire, Compound and Aave Tokens to our platform

Regarding the listing of the Millennium Sapphire Security Token (“MSTO”) to our ATS for trading, MSTO first signed a listing agreement with INX and provided due diligence items requested by the Company, pursuant to INXS’ listing policy. Following review of all relevant documents submitted, INXS verified that the primary offering was done in compliance with the exemptions for registration under Regulation D and Regulation S of the Securities Act of 1933 which are specifically noted in the INXS Membership Agreement as valid primary exemptions for which INXS can provide secondary market trading services. INXS reviews and signs off on all due diligence and listing agreements, including those of MSTO. As part of additional due diligence, and since neither INXS, nor any of its affiliated entities, minted the security tokens, INXS integrated the ATS settlement flow with MSTO’s ownership record holder (the “Digital Registrar”). A Digital Registrar maintains books and records for security token issuers similar to the functions of a transfer agent in the United States. Once this integration was tested and implemented, the security token was made available for trading on the ATS.

Regarding the addition of the Compound and Aave tokens to our crypto asset trading platform, the Company respectfully advises the Staff that it followed the same procedures described in the response to comment 3 above in determining to add these tokens to our trading platform.

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com

U.S. Securities and Exchange Commission

May 1, 2023

3.	Refer to your response to comment 8. In future filings, please disclose the material terms of your agreement with BitGo for acting as the custodian of your client’s crypto assets and your own crypto assets, including a description of BitGo’s insurance and the degree to which BitGo’s insurance provides coverage for the loss of your client’s crypto assets and your crypto assets. In addition, please add risk factor disclosure regarding the risks of holding all of your client’s crypto assets and your crypto assets in hot wallets.

Response:

The Company respectfully advises the Staff that it intends to include the following disclosure in its Annual Report on Form 20-F, under “Item 4. History and Development of the Company”:

Custody of Client Assets on the INXD trading platform

INX Digital, Inc. (“INXD”) receives custodian services for cryptocurrencies held on behalf of the clients of our INXD trading platform from BitGo Trust Company (“BitGo Trust”), a trust company under §51-A of the South Dakota Banking Law and is licensed to act as custodian of its client’s digital assets on its client’s behalf. BitGo Trust describes itself as a “qualified custodian” as defined in Rule 206(4)-2 promulgated under the Investment Advisers Act of 1940.

We believe that BitGo Trust, together with its affiliate BitGo, Inc. (together, “BitGo”), is a leading provider of custody and wallet services for cryptocurrency trading, with a high degree of electronic and physical security, as well as transaction processing and reporting. BitGo Trust is independent from INX.

BitGo offers two types of services; a hot wallet solution and a cold storage solution. INXD is contracted with BitGo Trust for both services. A hot wallet is a multi-signature storage solution, which requires two of three private keys to transfer digital assets. Pursuant to our agreement with BitGo, INX is holding two of the keys, and BitGo, Inc. is holding the other key. Two keys are created whenever INX establishes a BitGo hot wallet, a primary key (used to authorize transactions) and a backup key (used to recover the wallet, if the wallet password is lost or if BitGo Inc. ceases operations).

The third key is used by BitGo Inc. to co-sign transactions; this key is created by BitGo’s servers and is known only to BitGo, Inc., to mitigate the risk of an unauthorized transfer of assets. All multi-signature wallets require that INXD and BitGo Inc. must act together to transfer assets. INXD is maintaining an omnibus wallet at BitGo Inc. for each type of asset to be traded on our platform, which will be designated for the exclusive benefit of customers. We currently store the cryptocurrency assets held by us with BitGo Inc. using properly constructed policies in conjunction with multiple admins on the wallets which are a key element in keeping funds safe.

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U.S. Securities and Exchange Commission

May 1, 2023

BitGo Trust’s cold storage solution outsources key management and security to BitGo Trust. Cold storage is offline storage; it is the most secure way to store digital assets, as it is never connected to a network. INXD will transfer cryptocurrency assets from its hot wallet to cold storage at BitGo Trust; BitGo Trust, as custodian, will safeguard cryptocurrency assets for our customers. To initiate a transfer from cold storage to a Company hot wallet, we will specify the amount to transfer and submit the request to BitGo Trust. BitGo Trust will contact us, to conduct an out-of-band video verification to confirm the transfer is legitimate and that a Company authorized signatory approves it. BitGo Trust will then generate the transaction and sign it securely offline with the user key that BitGo Trust holds in custody. Once half-signed, BitGo Trust will bring the transaction back online, and upload it to the platform. After key policies are evaluated and satisfied, BitGo Inc. will then sign the transaction with the BitGo Inc. key. Once completely signed, BitGo Inc. will broadcast the transaction to the blockchain, and the cryptocurrency assets will be transferred from cold storage to the appropriate Company hot wallet. This separation of functions makes our operations more secure because, among other reasons, we only need to keep a hot wallet sufficiently funded to service withdrawals. We plan to use cold storage to store the majority of the cryptocurrency assets held by us when they become material, because cold storage provides greater asset protection through policies and physical security.

Company assets that are held using BitGo Inc. multi-signature solution and properly constructed policies used in conjunction with multiple admins on a wallet, which are a key element in keeping funds safe.

BitGo Trust’s custodial services are provided pursuant to a custodial services agreement dated August 21, 2020 (as amended on January 8, 2021 and March 1, 2021, the “Custodial Services Agreement”) between INXD and BitGo Trust. For its custodial services, BitGo Trust receives an onboarding fee and receives a monthly custody fee equal to an annualized percentage of the market value of the assets under custody (subject to a minimum monthly charge). BitGo Trust also receives various transaction-based fees.

The Custodial Services Agreement is for an initial term of one year and has been automatically extended for one-year periods, unless terminated by either party by delivery of a written notice at least 60-days prior to the expiration of the then-current term. INXD may also terminate the Custodial Services Agreement for any reason upon 30 days’ prior written notice.

The foregoing description of the Custodial Services Agreement summarizes the material terms of the Custodial Services Agreement but is not a complete description. For more details about the Custodial Services Agreement, please refer to the full text of the Custodial Services Agreement, which is attached as Exhibit 4.13 to the Company’s Annual Report on Form 20-F.

Greenberg Traurig, LLP | Attorneys at Law

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U.S. Securities and Exchange Commission

May 1, 2023

In addition to the Custodial Services Agreement, on August 17, 2020 the parties thereto entered into an Electronic Trading Agreement (the “Electronic Trading Agreement”) in connection with BitGo Trust’s services to INXD and the access granted to INXD by BitGo Trust to BitGo Trust’s proprietary electronic trading system (the “BitGo System”). The Electronic Trading Agreement includes, without limitation, terms of use of the BitGo System by INXD, disclaimers by BitGo Trust and limitations to its responsibly and liability in connection with the BitGo System, undertakings by INXD to indemnify BitGo under certain circumstances, and the right of BitGo Trust to terminate the Electronic Trading Agreement at its discretion and without cause upon a 30 days’ notice. INXD’s access and use of the BitGo Trust’s proprietary electronic trading system is further subject to execution of, and to the terms that were determined by, the Custodial Services Agreement and a clearing and settlement addendum with BitGo Trust. BitGo Trust and its affiliates retain all rights, title and interest in and to the BitGo System, including all source code, object code, data, information, copyrights, trademarks, patents, inventions and trade secrets embodied therein, and all other rights not expressly granted to INXD pursuant to the Electronic Trading Agreement. The Electronic Trading Agreement is governed by the laws of California, USA and includes a binding arbitration clause pursuant to the Commercial Arbitration Rules of the American Arbitration Authority.

As stated in INXD’s Custodian Services Agreement with BitGo, BitGo obtains and maintains insurance coverage in such types and amounts as are commercially reasonable for the custodial services provided. Any insurance related to theft of coins will apply to custodial services only (where keys are held by Trust Company, i.e., “cost storage”) and not to non-custodial accounts (where keys are held by client, i.e., “hot-wallets”).

Currently, there is about $2.2M USD of customers’ funds held by BitGo.

INX committed to reserve 75% of the gross proceeds less payments to underwriters from its initial public offering in excess of $25,000 to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Reserve Fund”. As of December 31, 2022, INX has segregated $36,023,000, which is restricted as the Reserve Fund. The Reserve Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms.

On July 13, 2021, the INX’s Board of Directors approved the investment policy of the Reserve Fund (the “Investment Policy”).  Per the Investment Policy, as amended on August 11, 2022, the Reserve Fund, post the amendment, shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with lowest investment grade rating of BBB.

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com

U.S. Securities and Exchange Commission

May 1, 2023

4.	Refer to your response to comment 23. In future filings, please expand the disclosure in the risk factors to identify specific pending material crypto asset legislation or regulation in the jurisdictions in which you offer your services and products.

Response:

The Company respectfully advises the Staff that it intends to include the following risk factor disclosure in its Annual Report on Form 20-F:

We are subject to an extensive and highly-evolving regulatory landscape world-wide and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.

The markets for digital securities and cryptocurrencies are still new and rapidly emerging. As such, the Company is subject to an extensive and highly evolving regulatory landscape. The Company’s business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which it operates, including those governing financial services and banking, federal government contractors, trust companies, securities, derivative transactions and markets, broker-dealers and alternative trading systems (“ATS”), crypto asset custody, exchange, and transfer, cross-border and domestic money and crypto asset transmission, foreign currency exchange, privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), retail protection, competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, counter-terrorist financing and others.

Many of these legal and regulatory regimes were adopted prior to currently available advanced technologies. As a result, some applicable laws and regulations world-wide do not contemplate or address unique issues associated with the digital securities and cryptocurrencies, and are subject to significant uncertainty, and vary widely across U.S. federal, state, and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another.

This complexity and evolving nature of the Company’s business and the significant uncertainty surrounding the regulation of the digital securities and cryptocurrencies requires us to exercise our best judgment as to whether certain laws, rules, and regulations apply to the Company’s business, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have misinterpreted any such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect the Company’s business, operating results, and financial condition.

In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries, may adopt new laws and regulations not yet in existence. For example, European Union legislation imposing additional regulatory requirements in relation to crypto-related activities is expected in the intermediate term which, among other things, may impose new or additional regulatory requirements on both crypto service providers and issuers of certain crypto assets, which may impact our operations in the European Union.

Greenberg Traurig, LLP | Attorneys at Law

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U.S. Securities and Exchange Commission

May 1, 2023

Furthermore, new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the digital securities and cryptocurrencies economy as a whole and our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain crypto asset transactions, as has occurred in certain jurisdictions in the past. Those new laws, regulations, or interpretations may result in litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying the Company from offering certain products or services offered by its competitors or could impact how the Company offers such products and services. Adverse changes to, or our failure to comply with, any laws and regulations may have an adverse effect on our reputation and brand and our business, operating results, and financial condition.

In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries, may adopt new laws and regulations not yet in existence. For example, European Union legislation imposing additional regulatory requirements in relation to crypto-related activities is expected in the intermediate term which, among other things, may impose new or additional regulatory requirements on both crypto service providers and issuers of certain crypto assets, which may impact our operations in the European Union. Furthermore, new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the digital securities and cryptocurrencies economy as a whole and our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain crypto asset transactions, as has occurred in certain jurisdictions in the past. Those new laws, regulations, or interpretations may result in litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying the Company from offering certain products or services offered by its competitors or could impact how the Company offers such products and services. Adverse changes to, or our failure to comply with, any laws and regulations may have an adverse effect on our reputation and brand and our business, operating results, and financial condition.

Blockchain assets also face an uncertain regulatory landscape in many foreign jurisdictions. On September 4, 2017, the People’s Bank of China labeled blockchain asset sales as “illegal and disruptive to economic and financial stability.” Previously, China had issued a notice that classified bitcoin as legal and “virtual commodities;” however, the same notice restricted the banking and payment industries from using bitcoin, creating uncertainty and limiting the ability of Bitcoin Exchanges to operate in the then-second largest bitcoin market. South Korea’s Financial Services Commission likewise prohibited all forms of tokens on September 29, 2017. Japan has enacted a law regulating virtual currencies which has brought Bitcoin exchanges under know-your-customer and anti-money laundering rules and resulted in the categorization of Bitcoin as a kind of prepaid payment instrument. The law puts in place capital requirements for exchanges as well as cybersecurity and operational stipulations. In addition, those exchanges are also required to conduct employee training programs and submit to annual audits. To date, the Japanese Financial Services Agency (FSA) has granted licenses to 15 different cryptocurrencies or tokens trading platforms. In November 2017, the Monetary Authority of Singapore (“MAS”) issued a statement that tokens sold through the blockchain funding model may be considered securities under certain circumstances under Singapore law and provided case studies as examples of tokens that do and do not constitute securities. Previously, the MAS had stated that other laws may apply to token sales, such as money laundering and terrorism financing laws.

Greenberg Traurig, LLP | Attorneys at Law

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U.S. Securities and Exchange Commission

May 1, 2023

Other jurisdictions are still researching the subject. In September 2017, the Swiss Financial Market Supervisory Authority (“FINMA”) issued guidance that it was investigating ICOs and that whenever FINMA is notified about ICO procedures that breach regulatory law or which seek to circumvent financial market law it initiates enforcement proceedings. On February 16, 2018, FINMA publicly announced ICO guidelines. In December 2018, the Swiss Federal Council adopted a report on the legal framework for blockchain and distributed ledger technology in the financial sector. In March 2019, the Federal Council initiated consultation with regard to specific amendments to federal law for the purpose of adapting federal law to developments in distributed ledger technology. For additional information see “Item 1.B Business Overview — Regulatory Oversight of Blockchain Assets.”

Moreover, we offer and may in the future offer products and services whose functionality or value depends in part on our management of token transaction smart contracts, asset tracking, or other applications that provide novel forms of customer engagement and interaction delivered via blockchain protocols. We may also offer products and services whose functionality or value depends on our ability to develop, integrate, or otherwise interact with such applications within the bounds of our legal and compliance obligations. The legal and regulatory landscape for such products, including the law governing the rights and obligations between and among smart contract developers and users and the extent to which such relationships entail regulated activity is uncertain and rapidly evolving. Our interaction with those applications, and the interaction of other blockchain users with any smart contracts or assets we may generate or control, could present legal, operational, reputational, and regulatory risks for our business.

Because we have offered and will continue to offer a variety of innovative products and services to our customers, many of our offerings are subject to significant regulatory uncertainty that we try to mitigate by adopting measures that do not necessarily apply to the Company’s current business operation (see for example segregation of assets). There are substantial uncertainties on how these requirements would apply in practice, and we may face substantial compliance costs to operationalize and comply with these rules. Certain products and services offered by us that we believe are not subject to regulatory oversight or are only subject to certain regulatory regimes.

It may be illegal now, or in the future, to acquire, own, hold, sell or use INX Tokens in one or more countries, and ownership of, holding or trading in our Company’s securities may also be considered illegal and subject to sanction. The regulation of blockchain assets remains uncertain or undefined in many jurisdictions. Although we anticipate treating the INX Tokens as securities under the laws of all foreign jurisdictions and adhering to such laws with regard to the offering and sale of INX Tokens abroad, one or more foreign governmental authorities, such as those in China or Russia, may take regulatory action in the future that severely restricts the right to acquire, own, hold, sell or use blockchain assets or to exchange blockchain assets for fiat currency. Such an action may result in the restriction of ownership, holding or trading in the INX Token and other securities. Such restrictions may adversely affect the business or operations of the Company.

While we have implemented policies and procedures designed to help monitor for and ensure compliance with existing and new laws and regulations, there can be no assurance that we and our employees, contractors, and agents will not violate or otherwise fail to comply with such laws and regulations. To the extent that we or our employees, contractors, or agents are deemed or alleged to have violated or failed to comply with any laws or regulations, including related interpretations, orders, determinations, directives, or guidance, we or they could be subject to a litany of civil, criminal, and administrative fines, penalties, orders and actions, including being required to suspend or terminate the offering of certain products and services.

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com

U.S. Securities and Exchange Commission

May 1, 2023

Adverse changes to, or our failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results, and financial condition.

5.	Refer to your response to comment 25. In future filings, please identify the partnering banks that hold your customers’ funds.

Response:

The Company respectfully acknowledges the Staff’s comment, and intends to include the following risk factor disclosure in its Annual Report on Form 20-F:

Our failure to safeguard and manage our customers’ fiat currencies and crypto assets could adversely impact our business, operating results, and financial condition.

As of December 31, 2022, our customer funds in fiat were held with our partnering banks, Metropolitan Commercial Bank and Evolve Bank and Trust, which are not affiliated with INX.  As of the date hereof, all such customer assets held at the Metropolitan Commercial Bank have been transferred to the Byline Bank, which is currently the bank where all customer assets for clients trading digital assets are held under a specifically designated custodial account. Byline Bank is not affiliated with INX. Customer funds for clients trading security tokens continue to be held at Evolve Bank and Trust under individual accounts for each client.

Supported crypto assets are not insured or guaranteed by any government or government agency. The ability to manage and accurately safeguard customer assets requires a high level of internal controls. As our business continues to grow and we expand our product and service offerings, we must continue to strengthen our associated internal controls and ensure that our partners do the same. Our success and the success of our offerings requires significant public confidence in our and our partners’ ability to properly manage customers’ balances and handle large and growing transaction volumes and amounts of customer funds. In addition, we are dependent on our partners’ operations, liquidity, and financial condition for the proper maintenance, use, and safekeeping of these customer assets. Any failure by us or our partners to maintain the necessary controls or to manage customer crypto assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, litigation, regulatory enforcement actions, significant financial losses, lead customers to discontinue or reduce their use of our services, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition.

Moreover, because custodially held crypto assets may be considered to be the property of a bankruptcy estate, in the event of a bankruptcy, the crypto assets we hold in custody on behalf of our customers could be subject to bankruptcy proceedings and such customers could be treated as our general unsecured creditors. This may result in customers finding our custodial services more risky and less attractive and any failure to increase our customer base, discontinuation or reduction in use of our platform and products by existing customers as a result could adversely impact our business, operating results, and financial condition.

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com

U.S. Securities and Exchange Commission

May 1, 2023

Our security technology is designed to prevent, detect, and mitigate inappropriate access to our systems, by internal or external threats. We believe we have developed and maintained administrative, technical, and physical safeguards designed to comply with applicable legal requirements and industry standards. However, it is nevertheless possible that hackers, employees or service providers acting contrary to our policies, or others could circumvent these safeguards to improperly access our systems or documents, or the systems or documents of our business partners, agents, or service providers, and improperly access, obtain, misuse customer crypto assets and funds. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time.

Any loss of customer cash or crypto assets could result in a substantial business disruption, adverse reputational impact, inability to compete with our competitors, and regulatory investigations, inquiries, or actions. Also, any security incident resulting in a compromise of customer assets could result in substantial costs to us and require us to notify impacted individuals, and in some cases regulators, of a possible or actual incident, expose us to regulatory enforcement actions, including substantial fines, limit our ability to provide services, subject us to litigation, significant financial losses, damage our reputation, and adversely affect our business, operating results, financial condition, and cash flows.

6.	Refer to your response to comment 26. In future filings, please provide quantitative information regarding the price volatility of crypto assets.

Response:

The Company respectfully acknowledges the Staff’s comment, and intends to include the following disclosure in its Annual Report on Form 20-F under the “Risk Factor” section under the heading “The price of crypto assets and associated demand for buying, selling, and trading crypto assets have historically been subject to significant volatility”:

The price of crypto assets and associated demand for buying, selling, and trading crypto assets have historically been subject to significant volatility.

The price of crypto assets and associated demand for buying, selling, and trading crypto assets have historically been subject to significant volatility. For instance, in 2021, the value of certain crypto assets, including Bitcoin, experienced steep increases in value. The increases in value of certain crypto assets, including Bitcoin, from 2016 to 2017, and then again in 2021, were followed by a steep decline in 2018 and again in 2022.

In December 2020, CryptoCompare and the University of Sussex Business School launched The Bitcoin Volatility Index (BVIN). The index measures the implied volatility of bitcoin — the view on volatility over the next 30 days held by bitcoin option traders. Other VIX indices are used for settlement prices of volatility futures contracts in traditional markets. The index represents a valuable tool for institutional investors to price bitcoin volatility risk, and hedge and trade on bitcoin volatility. Between January 1, 2021 and April 28, 2023, the index varied between 50.57% and 174.29%.

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com

U.S. Securities and Exchange Commission

May 1, 2023

7.	Refer to your response to comment 29. Please revise the disclosure in future filings to provide risk factor disclosure that your INX Digital trading platform may be operating as an unregistered exchange, unregistered broker-dealer or unregistered clearing agency in the United States, and discuss the potential consequences associated with those risks. In this regard, we note your response that INXD is licensed to operate as a money transmitter in 43 U.S. states plus Washington D.C. and Puerto Rico and that INXS is registered as a broker-dealer in United States.

Response:

The Company respectfully acknowledges the Staff’s comment, and intends to include the following risk factor disclosure in its Annual Report on Form 20-F:

We face the risk of operating as an unregistered exchange, unregistered broker-dealer or unregistered clearing agency in the U.S.

Any platform that brings together purchasers and sellers of digital assets that are characterized as securities in the U.S. is generally subject to registration as a national securities exchange, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system (or ATS).

The INX Securities trading platform is a registered broker-dealer and FINRA member that operates an SEC-recognized alternative trading system, and the INX Digital trading platform is licensed, or otherwise qualified, to operate as a money transmitter in 43 U.S. states, plus Washington D.C. and Puerto Rico. In the future, we may seek to obtain money transmitter licenses or otherwise become qualified to operate in additional U.S. states. In addition, if in the future we determine to proceed with the establishment of a platform for the trading of cryptocurrency-based derivatives, we would be required to seek registrations with other regulatory bodies, such as the CFTC. However, there can be no assurance that our platform will qualify for additional registrations that we may seek in the future, with the SEC, FINRA, U.S. state regulators and various other regulatory bodies, both in the U.S. and in other countries.

While we take precautionary actions to prevent unauthorized access to our platform in the U.S. states in which we are not licensed to operate as a money transmitter, such as the use of geofencing in our system (which disallows sign in if an individual is located in a state in which we are not registered) and a review by our customer support team to verify the location of the user, in the event that an individual in a jurisdiction in which we are not licensed to operate is able to access the INX Digital trading platform, we could be deemed to have facilitated a transaction in a jurisdiction which we are not licensed to operate. If such an event occurs, we could be subject to significant monetary penalties, censure or other actions, which could have a material and adverse effect on us.

In addition, while we do not believe that the INX Digital trading platform is a securities exchange or ATS or is part of an unregistered exchange mechanism, regulators may determine that this is the case, and we would then be required to register as a securities exchange or qualify and register as an ATS. Any determination that we operate or have operated an unregistered exchange, unregistered broker-dealer or unregulated clearing agency could have a material adverse effect on us.

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com

U.S. Securities and Exchange Commission

May 1, 2023

8.	We acknowledge your response to the second bullet to prior comment 32. Please represent to us that in your upcoming 2022 Form 20-F you will revise your disclosure to clarify that you no longer carry digital asset as indefinite-lived intangible assets with the advent of your trading platform. Otherwise tell us why this disclosure is not meaningful to an investor’s understanding to your current operations.

Response:

The Company respectfully acknowledges the Staff’s comment, and represents that Note 2h to the Company’s financial statements filed as part of its in its Annual Report on Form 20-F, confirms that the Company no longer carries digital assets as indefinite-lived intangible assets.

9.	We acknowledge the response to the fourth bullet of prior comment 32 and your statement that the principal market or most advantageous market for your digital assets held is frequently not known or determinable and your reference to the provision in IFRS 13.17 that an entity need not undertake an exhaustive search of all possible markets to identify the principal or most advantageous market. Please address the following and reference the authoritative literature you rely upon to support your position:

●	Tell us how an aggregated price from multiple exchanges and platforms on coinmarketcap.com can represent the price from a single market contemplated in IFRS 13.16.

●	Tell us how you considered the second sentence in IFRS 13.17 that the market in which you normally transact for each digital asset is presumed to be your principal or most advantageous market.

●	Tell us whether you identify a principal or most advantageous market for each digital asset you hold and separately determine that the difference between the prices in these markets and on coinmarketcap.com at each reporting period are immaterial. To the extent that you do not make this assessment each reporting period and rely on your belief that any difference would be immaterial, tell us how you do not have a significant deficiency or material weakness in internal controls over financial reporting given the requirement to identify a single principal or most advantageous market for each digital asset held.

Response:

The Company respectfully notes that as agreed between Company counsel and the SEC, the Company’s response to this question will be provided in a supplemental response letter to the Staff.

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com

U.S. Securities and Exchange Commission

May 1, 2023

10.	We acknowledge your response to prior comment 33. Please provide us with the following additional information as it relates to Sales of Digital Assets by Customers.

●	Explain the differences between a market, limit or stop order trade type. Provide us with separate, step by step examples, of each type of sale transaction including a description of how the sold crypto moves from one customer wallet to another.

●	For trade types that are not executed immediately, explain why and tell us when customer accounts are updated to reflect sales of crypto.

●	Provide us a complete accounting analysis with citations to the authoritative literature that supports your determination that the company does not control the cryptocurrency being provided before it is transferred to the buyer. Refer to paragraph 33 of IFRS 15.

●	In Section 3.4 of the INX Digital User Agreement, you indicate that “INX Digital may use shared Digital Currency wallets, controlled by INX Digital or an INX Custodial Partner. INX Digital may commingle users’ Digital Currencies.”

o	Explain how frequently you use shared Digital Currency wallets and which trade types they are used for.

o	Include how you considered the commingling of users’ Digital Currencies in shared Digital Currency wallets, controlled by INX Digital or an INX Custodial Partner, in the accounting analysis requested above.

●	In Section 4.2 of the INX Digital User Agreement you indicate for sales transactions, “to secure the performance of your obligations under this Agreement, you may be required to grant to INX Digital or one of the INX Custodial Partners a lien on and security interest in and to the balances in your INX Digital Account.”

o	Provide us an example of a trade with INX Digital or one of the INX Custodial Partners that would require a customer to grant a lien on its INX Digital Account and the purpose of such lien. We note the statement in your response that “the customer must have sufficient buying power (sufficient USD or relevant digital assets balance in the account) for the order to be executed.” Tell us whether the company provides any liquidity support to its customers for digital asset sales transactions.

o	Include how you considered any company provided liquidity support in the accounting analysis requested above.

Response:

The Company respectfully notes that as agreed between Company counsel and the SEC, the Company’s response to this question will be provided in a supplemental response letter in a supplemental response letter to the Staff.

11.	We acknowledge your response to prior comment 31. Please confirm that you will provide the disclosures referred to in your response in your upcoming Form 20-F. Otherwise explain to us how these disclosures would not be meaningful to an investor’s understanding of your results of operations over time notwithstanding your indication that your revenues have not been significant in the past.

Response:

In response to the Staff’s comment, the Company respectfully notes that the relevant disclosure related to its key performance metrics, as well as its key sources of revenue, was added into the Company’s Annual Report on Form 20-F under “Item 5. Operating and Financial Review and Prospects”.

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com

U.S. Securities and Exchange Commission

May 1, 2023

Please contact me at 212.801.9221 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Mark S. Selinger
Shareholder

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com